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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Ikanos Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45173E105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45173E105

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) WIIG Communications Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,145,049 6. Shared Voting Power 0 7. Sole Dispositive Power 2,145,049 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,145,049
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.02%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45173E105

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) WIIG Communications Partners Associates Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 113,861 6. Shared Voting Power 0 7. Sole Dispositive Power 113,861 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,861
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.48%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45173E105

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Pacven Walden Ventures IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 279,224 6. Shared Voting Power 0 7. Sole Dispositive Power 279,224 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,224
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.17%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45173E105

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Pacven Walden Ventures IV Associates Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,819 6. Shared Voting Power 0 7. Sole Dispositive Power 2,819 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.01%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45173E105

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Lip-Bu Tan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 2,540,953* 7. Sole Dispositive Power 8. Shared Dispositive Power 2,540,953*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,540,953*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.68%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 2,145,049 shares held by WIIG Communications Partners, L.P., 113,861 shares held by WIIG Communications Partners Associates Fund, L.P., 279,224 shares held by Pacven Walden Ventures IV, L.P., and 2,819 shares held by Pacven Walden Ventures IV Associates Fund, L.P. The reporting person is a member of the Investment Committees of WIIG Communications Management LLC and Pacven Walden Management II, L.P. The reporting person shares voting and investment power with respect to the shares held by the partnerships. WIIG Communications Management LLC is the general partner of WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P. Pacven Walden Management II, L.P. is the general partner of Pacven Walden Ventures IV, L.P. and Pacven Walden Ventures IV Associates Fund, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 45173E105

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Andrew Kau
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 2,540,953* 7. Sole Dispositive Power 8. Shared Dispositive Power 2,540,953*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,540,953*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.68%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 2,145,049 shares held by WIIG Communications Partners, L.P., 113,861 shares held by WIIG Communications Partners Associates Fund, L.P., 279,224 shares held by Pacven Walden Ventures IV, L.P., and 2,819 shares held by Pacven Walden Ventures IV Associates Fund, L.P. The reporting person is a member of the Investment Committees of WIIG Communications Management LLC and Pacven Walden Management II, L.P. The reporting person shares voting and investment power with respect to the shares held by the partnerships. WIIG Communications Management LLC is the general partner of WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P. Pacven Walden Management II, L.P. is the general partner of Pacven Walden Ventures IV, L.P. and Pacven Walden Ventures IV Associates Fund, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 45173E105

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Nancy Lee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 2,540,953* 7. Sole Dispositive Power 8. Shared Dispositive Power 2,540,953*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,540,953*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.68%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 2,145,049 shares held by WIIG Communications Partners, L.P., 113,861 shares held by WIIG Communications Partners Associates Fund, L.P., 279,224 shares held by Pacven Walden Ventures IV, L.P., and 2,819 shares held by Pacven Walden Ventures IV Associates Fund, L.P. The reporting person is a member of the Investment Committees of WIIG Communications Management LLC and Pacven Walden Management II, L.P. The reporting person shares voting and investment power with respect to the shares held by the partnerships. WIIG Communications Management LLC is the general partner of WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P. Pacven Walden Management II, L.P. is the general partner of Pacven Walden Ventures IV, L.P. and Pacven Walden Ventures IV Associates Fund, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

CUSIP No. 45173E105

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Tzu-Hwa Hsu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 282,043* 7. Sole Dispositive Power 8. Shared Dispositive Power 282,043*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 282,043*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.18%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 279,224 shares held by Pacven Walden Ventures IV, L.P., and 2,819 shares held by Pacven Walden Ventures IV Associates Fund, L.P. The reporting person is a member of the Investment Committee of Pacven Walden Management II, L.P. The reporting person shares voting and investment power with respect to the shares held by the partnerships. Pacven Walden Management II, L.P. is the general partner of Pacven Walden Ventures IV, L.P. and Pacven Walden Ventures IV Associates Fund, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Item 1.	(a)	Ikanos Communications, Inc.

	(b)	47669 Fremont Blvd. Fremont, CA 94538

Item 2.	(a)	Name of Person Filing

Exhibit A is hereby incorporated by reference

	(b)	Address of Principal Business Office or, if none, Residence

See Exhibit A

	(c)	Citizenship

See Exhibit A

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

45173E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

See Exhibit B which is hereby incorporated by reference and related pages 2 to 9.

(b) Percent of Class:

See Exhibit B which is hereby incorporated by reference and related pages 2 to 9.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See Footnote ***

(ii) Shared power to vote or to direct the vote See Footnote ***

(iii) Sole power to dispose or to direct the disposition of See Footnote ***

(iv) Shared power to dispose or to direct the disposition of See Footnote ***

***  See Exhibit B which is hereby incorporated by reference and related pages 2 to 9. Lip-Bu Tan, Nancy Lee, and Andrew Kau are members of the Investment Committee of WIIG Communications Management LLC, which is the general partner of WIIG Communications Partners, L.P. (“WIIG Comm”) and WIIG Communications Partners Associate Fund, L.P. (“WIIG Comm A”), and share voting and disposition power over the shares held by WIIG Comm and WIIG Comm A.

Lip-Bu Tan, Nancy Lee, Andrew Kau, and Tzu-Hwa Hsu are members of the Investment Committee of Pacven Walden Management II, L.P., which is the general partner of Pacven Walden Ventures IV, L.P. (“Pacven IV”) and Pacven Walden Ventures IV Associates Fund, L.P. (“Pacven IV A”), and share voting and disposition powers over the shares held by Pacven IV and Pacven IV A.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

WIIG COMMUNICATIONS PARTNERS, L.P.

/s/ Lip-Bu Tan
Signature

Director
Title

WIIG COMMUNICATIONS PARTNERS ASSOCIATES FUND, L.P.

/s/ Lip-Bu Tan
Signature

Director
Title

PACVEN WALDEN VENTURES IV, L.P.

/s/ Lip-Bu Tan
Signature

Director
Title

PACVEN WALDEN VENTURES IV ASSOCIATES FUND, L.P.

/s/ Lip-Bu Tan
Signature

Director
Title

/s/ Lip-Bu Tan
LIP-BU TAN

/s/ Andrew Kau
ANDREW KAU

/s/ Nancy Lee
NANCY LEE

/s/ Tzu-Hwa Hsu
TZU-HWA HSU

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Ikanos Communications, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of February, 2006.

WIIG COMMUNICATIONS PARTNERS, L.P.

/s/ Lip-Bu Tan
Signature

Director
Title

WIIG COMMUNICATIONS PARTNERS ASSOCIATES FUND, L.P.

/s/ Lip-Bu Tan
Signature

Director
Title

PACVEN WALDEN VENTURES IV, L.P.

/s/ Lip-Bu Tan
Signature

Director
Title

PACVEN WALDEN VENTURES IV ASSOCIATES FUND, L.P.

/s/ Lip-Bu Tan
Signature

Director
Title

/s/ Lip-Bu Tan
LIP-BU TAN

/s/ Andrew Kau
ANDREW KAU

/s/ Nancy Lee
NANCY LEE

/s/ Tzu-Hwa Hsu
TZU-HWA HSU

EXHIBIT B TO SCHEDULE 13G – IKANOS COMMUNCIATIONS, INC.

Name of Originator	Aggregate Number of Shares Beneficially Owned			% of Total Shares
	Individual	Aggregate
WIIG Communications Partners, L.P.	2,145,049			9.02%

WIIG Communications Partners Associates Fund, L.P.	113,861			0.48%

Pacven Walden Ventures IV, L.P.	279,224			1.17%

Pacven Walden Ventures IV Associates Fund, L.P.	2,819	2,540,953	Note 1	0.01%

Lip-Bu Tan		2,540,953	Note 1	10.68%

Andrew Kau		2,540,953	Note 1	10.68%

Nancy Lee		2,540,953	Note 1	10.68%

Tzu-Hwa Hsu		282,043	Note 2	1.18%

The address for all of the above is: One California Street, 28th Floor, San Francisco, CA 94111

WIIG Communications Partners, L.P. and WIIG Communications Partners Associates Fund, L.P. are organized in Delaware, USA. Pacven Walden Ventures IV, L.P. and Pacven Walden Ventures IV Associate Fund, L.P. are organized in the Cayman Islands. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1: Includes all shares held by the following partnerships: WIIG Communications Partners, L.P., WIIG Communications Partners Associates Fund, L.P., Pacven Walden Ventures IV, L.P., and Pacven Walden Ventures IV Associates Fund, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 2: Includes all shares held by Pacven Walden Ventures IV, L.P. and Pacven Walden Ventures IV Associates Fund, L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.